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EXHIBIT (A)(12)

            WAITING PERIOD EXPIRES UNDER HART-SCOTT-RODINO ANTITRUST
          IMPROVEMENTS ACT FOR TROPICAL SPORTSWEAR INT'L CORPORATION'S
                        ACQUISITION OF FARAH INCORPORATED

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         TAMPA, FL (June 5, 1998) - Tropical Sportswear Int'l Corporation
(NASDAQ:TSIC) ("Tropical") and Farah Incorporated (NYSE: FRA) today jointly announced that the required waiting period for Tropical's proposed acquisition of Farah has expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, thus satisfying one of the conditions to the closing of Tropical's cash tender offer for outstanding shares of Farah. Under the tender offer, Tropical has offered to acquire all of the outstanding shares of Farah for $9.00 per share. Farah currently has approximately 10.3 million shares outstanding.

         Tropical commenced its cash tender offer on May 8, 1998. The cash tender offer remains subject to receipt by Tropical of at least 66-2/3% of the shares of Farah and certain other customary conditions. Assuming all of such conditions are met, shares tendered and not withdrawn will be accepted for payment by Tropical following expiration of the tender offer period at midnight on Friday, June 5, 1998. If Tropical receives more than 90% of the shares of Farah in the tender offer, it is expected that the merger transaction which will follow the tender offer will be completed within 5 days. If Tropical receives more than 66-2/3% but less than 90% of the shares of Farah in the tender offer, it is expected that the merger transaction which will follow the tender offer will be completed within 60 days.

         This press release contains certain forward-looking statements with respect to Tropical's acquisition of Farah and the Tender Offer and related transactions, all of which are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results. Risk factors include, but are not limited to: economic conditions that affect consumer spending; successfully identifying emerging fashion trends, foreign and domestic labor and manufacturing conditions; and governmental actions such as import or trade restrictions. Please refer to documents on file with the Securities and Exchange Commission for a more detailed discussion of risk factors.